Filed by FCB Financial Holdings, Inc.
pursuant to Rule 425 under the Securities
Act of 1933, as amended, and deemed filed
pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934, as amended
Subject Company: Floridian Community Holdings, Inc.
Commission File No.: 001-36586

The following presentation was made available to certain employees of Floridian Community Holdings, Inc. on December 20, 2017 by FCB Financial Holdings, Inc.

WELCOME TO FCB



FCB
FLORIDA COMMUNITY BANK



FCB



2020



FLORIDA



FCB FLORIDA COMMUNITY BANK



FCB

FCB
FLORIDA COMMUNITY BANK

Florida Based. Florida Focused.

Cautionary Statements

Forward-Looking Statements

This presentation may contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statements about FCB's expectations, beliefs, plans, strategies, predictions, forecasts, objectives or assumptions of future events or performance are not historical facts and may be forward-looking. These statements include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed merger of FCB and Floridian Community. These statements are often, but not always, made through the use of words or phrases such as "anticipates," "believes," "expects," "can," "could," "may," "predicts," "potential," "opportunity," "should," "will," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "seeks," "intends" and similar words or phrases. Accordingly, these statements involve estimates, known and unknown risks, assumptions and uncertainties that could cause actual strategies, actions or results to differ materially from those expressed in them, and are not guarantees of timing, future results or other events or performance. Because forward-looking statements are necessarily only estimates of future strategies, actions or results, based on management's current expectations, assumptions and estimates on the date hereof, and there can be no assurance that actual strategies, actions or results will not differ materially from expectations, readers are cautioned not to place undue reliance on such statements. Factors that may cause such a difference include, but are not limited to, the reaction to the transaction of the companies' customers, employees and counterparties; customer disintermediation; inflation; expected synergies, cost savings and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite shareholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with FCB's and Floridian Community's respective businesses, customers, borrowings, repayment, investment, and deposit practices; general economic conditions, either nationally or in the market areas in which FCB and Floridian Community operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations; and other risks. Certain risks and important factors that could affect FCB's future results are identified in its Annual Report on Form 10-K for the year ended December 31, 2016 and other reports filed with the SEC, including among other things under the heading "Risk Factors" in such Annual Report on Form 10-K. Any forward-looking statement speaks only as of the date on which it is made, and FCB undertakes no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise.

Important Additional Information

This communication is being made in respect of the proposed merger transaction involving FCB Financial Holdings, Inc. ("FCB") and Floridian Community Holdings, Inc. ("Floridian Community"). FCB intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Floridian Community and a prospectus of FCB, and FCB will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to Floridian Community shareholders seeking any required shareholder approvals. Before making any voting or investment decision, investors and security holders of Floridian Community are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by FCB with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. In addition, the documents filed by FCB may be obtained free of charge at its website at http://www.investors.floridacommunitybank.com. Alternatively, these documents, when available, can be obtained free of charge from FCB upon written request to FCB Financial Holdings, Inc., Attn: Investor Relations, 2500 Weston Road, Suite 300, Weston, Florida 33331, or by calling (954) 984-3313.

Information regarding the interests of certain of Floridian's directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the registration statement on Form S-4 regarding the proposed transaction when it becomes available. Additional information about Floridian and its directors and officers may be found by accessing Floridian's website at www.floridiancommunitybank.com under the tab "About Us."

AGENDA

- Introductions
- Core Values
- About FCB
- Benefits
- Questions

OUR FUTURE

Since day one, our goal has to become the lending independent banking franchise in Florida.

Since surpassing our goal of reaching $10 Billion in assets, we hope to now grow to $20 Billion Strong!

FCB CORE VALUES

TEAM

Works to leverage strengths through teamwork

INTEGRITY

Upholds the values and standards of the organization at all times

Service Excellence

Establishes strong, lasting relationships with customers

WINNING

Drives for success; success is their finish line

COMPANY CULTURE

Company culture is an essential part of FCB. In addition to sales summits, an internal e-newsletter, intranet and Coffee with Kent calls, which is an open-line where employees can call and ask question, in order to keep associates engaged, we rolled out a variety of themed days and events including:

- **3RD ANNUAL FCB BLUE DAY** – This day is dedicated to bringing awareness to Child Abuse Prevention Month. We held a sneaker drive and over 750 sneakers were donated statewide to donate to local children in foster care.

- **4TH ANNUAL FCB PINK DAY** – In honor of breast cancer awareness month in October, we hosted our annual pink Day. Associates wore their best pink and collected socks to donate to cancer patients.

- **RED DAY** – Associates wore red on February 3rd, National Wear Red Day® to bring awareness to heart disease. Banking centers distributed apples to customers and all associates were encouraged to walk for at least 15 minutes.

- **RED NOSE DAY** – On May 25, all associates wore red noses to bring awareness to child poverty.

- **FCB SPIRIT DAYS** – To show team spirit, all associates were encouraged to wear their FCB apparel or an FCB color.

- **FCB JEAN DAYS** - Employees had the opportunity to wear jeans and make a donation to our “Change for Change” account that supports our Year of the Child philanthropy.

- **BACK TO SCHOOL SUPPLY DRIVE** - Each location selected a local organization of their choice and collected supplies to donate to that organization.

- **$10 BILLION CELEBRATION** – Associates participated in a wide variety of events celebrating our recent $10 Billion milestone!


#FCBPINKDAY
FCB
FCB

FCB
FLORIDA COMMUNITY BANK
Stronger Than Ever.

COMMUNITY PARTNER







FCB is more than just a bank.
We pride ourselves on being a community partner and to date, has donated over to $2,300,000 (non-CRA) in sponsorships to support countless organizations and charities! As the "Florida based, Florida focused" bank, our company and associates are continually seeking ways to give back to the local community.

COMPANY PHILANTHROPY - "THE YEAR OF THE CHILD"

- Aimed to support local youth in foster care.
- Since the program's launch in 2015, FCB as a company, our employees and customers have donated over $75,000
- We've also shown support through the collection of backpacks, school supplies, sneakers, and truckloads of toys delivered during the holidays!

SIGNATURE SPONSORSHIPS

- 2017 Community Connection Partnership with WFTV/WRDQ
- SWFL Children's Charities, Inc. SWFL Wine and Food Festival
- The Immokalee Foundation Pro Am and Charity Golf Classic
- 2017 Run to Home Base Race
- Arnie's Army Charitable Events Foundation Arnold Palmer Invitational Golf Event
- United Way of Broward, Miami Dade, and Palm Beach County
- One Million Acts of Kindness
- FCB Philanthropic Dinner - $50,000 donated to charities

FCB
FLORIDA COMMUNITY BANK
Stronger Than Ever.

CONNECTING WITH CUSTOMERS

At FCB, we believe communication is key and we're committed to keeping customers updated on company happenings. In order to share important information including company/operational news, promotions, new hires or community news, we utilize the following media channels:

- Television commercial
- Radio advertising
- Newspaper/digital advertising
- Facebook
- LinkedIn
- Drip campaigns
- Press releases

We have also hosted client appreciation events for commercial clients including a tailgate party and philanthropic dinner.


GET PAID TO UPGRADE!
$250
FCB
LET FCB DO YOUR HOME (LOAN) WORK!
FINANCIAL GROWTH YOU CAN SEE!
1.50% APY
FCB
FLORIDA COMMUNITY BANK
EPIC EARNINGS
1.56% APY
FCB

FCB
FLORIDA COMMUNITY BANK
Stronger Than Ever.

ABOUT FCB

- Company Overview
- Corporate Development Summary
- Conversion Team
- Stock Performance
- Growth Platform
- Core Deposit Growth

Florida Community has Created a Single, Quality Florida Brand

Strong Market Position with over $10 Billion in Total Assets and an Attractive Footprint

- Largest Florida Pure Play and 2nd largest Florida-based bank with over $10.2 bn in total assets as of September 30, 2017.
- Organically built commercial and residential origination platforms
- Completed 8 FDIC acquisitions in 2010 and 2011 and 1 negotiated transaction, by management team with in market expertise
- Well positioned in one of country's best banking markets with 46 branch locations across 12 Florida MSAs
- NYSE publicly traded company (NYSE: FCB), member of Russell 2000, over $2 billion market capitalization
- Rated #10 2017 Best Banks in America by Forbes

Industry Leading Organic Growth

- Consistent and continuously improving operating results over the previous 19 quarters
- $1.2 billion of organic loan and core deposit growth over last twelve months
- Capital and liquidity positioned to support growth with $1.2 billion in capital
- Built by a seasoned Management team with deep knowledge and experience in Florida market

Fully Integrated Approach

- Human Capital Focus centered around strong branch manager retail model and local bankers with national banking experience
- Short cycle Commercial delivery with best in class speed to market
- 'Hub and Spoke' retail model centered around signature branches in key markets with supporting branches throughout the network
- Employee focused including educational expos, one-on-one training and leadership meetings


ORMOND BEACH
CLYDE MORRIS
LONGWOOD
APOPKA
WINTER PARK
WINDERMERE
BROOKSVILLE
MERRITT ISLAND
COCOA BEACH
WESTCHASE
TAMPA VILLAGE CENTER
TAMPA WESTSHORE
VERO BEACH
FT. PIERCE
PORT ST. LUCIE
STUART
SARASOTA MAIN
SOUTH SARASOTA
ENGLEWOOD
PORT CHARLOTTE
PUNTA GORDA
WEST PALM BEACH
CAPE CORAL N
LEHIGH
FT MYERS
LABELLE
BOYNTON BEACH
DELRAY BEACH
BOCA RATON
IMMOKALEE
BONITA SPRINGS
VANDERBILT
MOORINGS
WESTON COUNTRY ISLES
WESTON CORPORATE
MARGATE
RIO VISTA
HALLANDALE
NORTH MIAMI BEACH
BISCAYNE NORTH
DOWNTOWN MIAMI
CORAL GABLES
BIRD ROAD
HIALEAH GARDENS
DORAL
PINECREST

Corporate Development Summary

FCB
FINANCIAL HOLDINGS, INC.

Stage

- *Charter Formation & Capital Build*
- *Organic Engine Build*
- *Driving Growth and Profitability*
- *Platform Assimilation*
- *Strategic Expansion*

Corporate Milestones

- OCC grants one of the first "Shelf Charters" to Bond Street Bank (FCB)
- BSH raised **$440MM** in private placement
- BSH raised an additional **$300MM** in second private placement
- Loan origination activity begins
- Corporate-wide rebranding to "Florida Community Bank" – *July 25, 2011*
- New loan originations surpassed the acquired loan balance – *October 2012*
- All FDIC acquisitions integrated onto common banking platform
- Completed IPO on NYSE
- One of the fastest growing regional banks, with 2 year loan CAGR of 115%
- Early Termination of all FDIC Loss Share Agreements
- $10 Billion in Assets Strong Florida's leading Independent Bank
- 3 Years as a Public Company with 13 Consecutive Quarters Beating the Street

2009	*2010*	*2011*	*2012-2013*	*2014*	*2015*	*2016*	*2017*

Acquisition Activity

- **Premier American Bank ($298MM)** *January 22, 2010*
- **Florida Community Bank ($525MM)** *January 29, 2010*
- **Peninsula Bank ($623MM)** *June 25, 2010*
- **Sunshine State Community Bank ($131MM)** *February 11, 2011*
- **First National Bank of Central FL ($312MM)** and **Cortez Community Bank ($67MM)** *April 29, 2011*
- **First Peoples Bank ($205MM)** *July 15, 2011*
- **Coastal Bank ($118MM)** *May 6, 2011*
- Announcement of the Acquisition of **Great Florida Bank** *July 17, 2013*
- **Great Florida Bank ($993MM)** *January 31, 2014*
- De Novo Expansion in **Tampa Bay**
- Announcement of the Acquisition of **Floridian Community Bank** *November 27, 2017*

Asset Size	*$2.5bn*	*$3.4bn*	*$4.0bn*	*$6.0bn*	*$7.3bn*	*$9.1bn*	*$10.2bn*

FCB CONVERSION TEAM

- Susan Zelenak – Treasury Management Ops Director
- Kathy Glover – Human Resources Director
- Angie Garcia - Director of Fraud and Security

FCB Top Operating Performance Leading to Outsized Performance

FCB FINANCIAL HOLDINGS, INC.

FCB Stock Performance versus KBW Bank Index



FCB Financial Holdings, Inc. Return of 92% since 2014
Versus High Performing Peers of 55%
Versus KBW Bank Index of 36%
115
95
75
55
35
15
-5
-25
% Change
Dec-14
Jan-15
Mar-15
Mar-15
Apr-15
May-15
Jun-15
Jul-15
Aug-15
Sep-15
Oct-15
Nov-15
Dec-15
Jan-16
Feb-16
Mar-16
Apr-16
May-16
Jun-16
Jul-16
Aug-16
Sep-16
Oct-16
Nov-16
Dec-16
Jan-17
Feb-17
Mar-17
Apr-17
May-17
Jun-17
Jul-17
Aug-17
Sep-17
Oct-17
FCB
KBW Bank Index
National Peer Avg

Analyst Ratings	Rating	2017 Price Target	Q3'16	Q4'16	Q1'17	Q2'17	Q3'17	Q4'17	FY 2016	FY 2017	FY 2018
JP Morgan	Buy	55.00	0.59	0.61	0.60	0.60	0.70	0.74	2.24	2.64	3.21
Deutsche Bank	Buy	55.00	0.58	0.60	0.64	0.64	0.71	0.73	2.23	2.72	3.21
Gabelli	Buy	55.00									
Sandler O'Neill	Buy	54.00	0.57	0.61	0.66	0.66	0.71	0.74	2.21	2.77	3.50
Bank of America	Buy	54.00	0.58	0.63	0.64	0.67	0.71	0.74	2.29	2.76	3.15
RBC	Buy	54.00				0.82	0.74	0.75			3.20
KBW	Market Perform	54.00	0.56	0.59	0.61	0.60	0.71	0.72	2.20	2.64	3.13
UBS	Market Perform	52.00	0.59	0.63	0.63	0.62	0.70	0.74	2.36	2.69	3.20
Raymond James	Market Perform	52.00		0.61	0.65	0.62	0.70	0.74		2.71	3.20
Hovde Financial	Market Perform	51.00	0.57	0.58	0.60	0.65	0.72	0.76	2.19	2.73	3.19
Average Rating		53.60	0.58	0.61	0.63	0.65	0.70	0.74	2.24	2.72	3.22
Actual			0.59	0.62	0.64	0.71	0.74		2.30	2.83	
% Variance			2.2%	2.1%	1.8%	8.7%	5.7%				

1 Market Data as of October 24, 2017.

Florida Community has Built an Industry Leading Loan Growth Platform

FCB Financial Holdings, Inc.

Loan Growth



New Loan CAGR of 31%
$'MM
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
4,806.14
5,193
5,644
5,997
6,269
6,635
6,918
7,251
7,498
4,159
4,611
5,108
5,523
5,838
6,259
6,552
6,900
7,164
9/30/15
12/31/15
3/31/16
6/30/16
9/30/16
12/31/16
3/31/17
6/30/17
9/30/17
New loan balance, gross
GFB acquired balance, gross
Legacy acquired balance, gross

- Consistent, sustainable and quality organic loan growth over last 19 quarters
- Built by experienced team of nationally trained Florida bankers and underwriters with average experience of over 20 years and 25 years, respectively
- Longstanding relationships with top middle market clients throughout Florida
- Balanced portfolio composition evenly distributed between C&I, CRE and Residential loans
- Interest rate management through use of interest rate SWAPs
- Strong credit quality in new loan portfolio with no non performing loans in the commercial and CRE portfolios
- No asset or strategic activity restrictions

- Human capital alignment to drive loan growth
  - ~70 commercial bankers and mortgage loan officers across the footprint
  - Hired over 25 new bankers in last two years
  - No regrettable turnover in last two years
  - Started a Florida Community credit training masters associates program in 2015 that has graduated 3 classes ~25 associate bankers to our commercial and underwriting teams
  - 2016 average production by RM of $35M for C&I, $90M for CRE and $17MM for MLO
  - Average commercial banker portfolio size of ~$90M and ~50 relationships
  - All commercial bankers trained to sell interest rate SWAPs

Florida Community is Extremely Focused on Core Deposit Growth

FCB
FINANCIAL HOLDINGS, INC.

Demand Deposit Growth ($ in millions)



CAGR: 56%
$1,023
$1,246
$1,386
$1,515
$1,737
$1,910
$2,127
$2,253
$2,475
Q3 2015
Q4 2015
Q1 2016
Q2 2016
Q3 2016
Q3 2016
Q1 2017
Q2 2017
Q3 2017

- Well positioned in one of country's best banking markets with 46 branch locations across 12 Florida MSAs
  - 6 de novo branches including entry into Tampa Bay in 2015
- 'Hub and Spoke' model with signature banking centers across Florida's key metropolitan areas supporting local markets
- Strong branch manager retail model focusing on 'owning your corner' and driving business in a three mile radius around the banking center

Deposit Portfolio Composition

12/31/2013 | 9/30/2017



Total Demand Deposits, 10%
Savings/MMA, 45%
NOW, 3%
Time Deposits, 42%
Time Deposits, 29%
Total Demand Deposits, 31%
NOW Deposits, 5%
Money Market Deposits, 35%

- Significant investment in unified brand development, product enhancements, network and infrastructure throughout the branch network
  - All branches operate under Florida Community brand
  - Entire network on single core operating platform
- Human capital alignment to drive deposit growth
  - Retail and commercial teammates partner to drive cross selling for both personal and commercial banking needs of the clients we serve
  - Deposit opportunities are integrated into the credit approval process

Source: SNL Financial and company filings.

EMPLOYEE BENEFITS

Through our benefits program, we offer you and your family a wide range of benefits that provides financial protection and opportunities – now and in the future.

- Medical & Prescription Drugs (Aetna)
- Dental (Aetna)
- Vision (Aetna)
- Life, AD&D Disability (Aetna)
- Flexible Spending Accounts (FSA) & Dependent Care
- Health Savings Accounts (HSA)
- EAP Program
- Health Concierge
- Retirement Plan (401k – Fidelity)
- PTO Package

THANK YOU

Thank you for taking the time to meet with me.

If you have any questions, please let me know.